Exhibit 12.1

Ratio of Earnings to Fixed Charges

						Predecessor		Successor	Predecessor	Successor
						Nine		Thirty-three	Proforma	Proforma
						Months	Six Weeks	Weeks	Nine Months	Year
	Predecessor					Ended	Ended	Ended	Ended	Ended
	Year Ended December 31,					September 30,	February 11,	September 30,	September 30,	December 31,
	2000	2001	2002	2003	2004	2004	2005	2005	2005	2004
	(in thousands)

Income (loss) before taxes and minority interest	$1,687	$43,204	$47,216	$32,892	$51,645	$49,973	$(9,261)	$(32,585)	$25,366	(7,467)
Add (subtract):
Equity in net income from affiliated companies	627	8	(6,646)	(3,212)	(10,249)	(6,659)	265	(3,344)	(8,330)	(10,249)
Dividends received from affiliates	205	5,560	1,000	44	7,189	189	—	5,000	5,000	7,189
Interest expense	12,679	10,585	8,055	7,386	6,541	5,182	741	26,028	29,656	39,696
Amortization of debt issuing costs	91	188	207	252	404	287	30	1,432	1,695	1,997
Portion of rents representative of an interest factor	2,326	2,265	2,193	2,168	2,197	1,647	216	1,185	1,401	2,197

Income (loss), as adjusted	$17,615	$61,810	$52,025	$39,530	$57,727	$50,619	$(8,010)	$(2,284)	$54,788	$33,363

Fixed charges:
Interest expense	$12,679	$10,585	$8,055	$7,386	$6,541	$5,182	$741	$27,460	$30,775	$38,859
Amortization of debt issuing costs	91	188	207	252	404	303	30	822	1,695	1,997
Portion of rents representative of an interest factor	2,326	2,265	2,193	2,168	2,197	1,648	215	1,185	1,400	2,197

Total fixed charges	$15,096	$13,038	$10,455	$9,806	$9,142	$7,133	$986	$29,467	$33,870	$43,053

Ratio of earnings to fixed charges	1.17	4.74	4.98	4.03	6.31	7.10	— (a)	— (a)	1.62	— (a)

(a)               Ratio not shown due to coverage deficiency in the amount of $8,996, $31,751 and $9,690 for the six weeks ended February 11, 2005, the thirty-three weeks ended September 30, 2005 and the pro forma year ended December 31, 2004, respectively.